UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Banner Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

06652V208

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Principal Fund V (Delaware), L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,232,531 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,232,531 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,531 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.53% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund GP, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,232,531 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,232,531 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,531 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.53% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Principal Fund V (Delaware), L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund GP I, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,232,531 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,232,531 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,531 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.53% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Capital I, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,232,531 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,232,531 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,531 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.53% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons OCM Holdings I, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,232,531 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,232,531 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,531 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 6.53% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Holdings, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,232,531 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,232,531 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,531 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.53% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Capital Group, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,232,531 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,232,531 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,531 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.53% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,598,988 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,598,988 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,598,988 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.60% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC and the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree FF Investment Fund AIF (Delaware), L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 366,457 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 366,457 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,457 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 1.07% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund AIF Series, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 366,457 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 366,457 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,457 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.07% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree FF Investment Fund AIF (Delaware), L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund GP AIF, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 366,457 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 366,457 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,457 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.07% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Fund AIF Series, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund GP III, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 366,457 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 366,457 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,457 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 1.07% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the managing member of Oaktree Fund GP AIF, LLC.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree AIF Investments, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 366,457 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 366,457 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,457 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.07% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP III, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree AIF Holdings, Inc.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 366,457 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 366,457 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,457 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.07% (See Item 5)

(14)	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as the general partner of Oaktree AIF Investments, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Capital Group Holdings, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 366,457 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 366,457 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,457 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.07% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the sole voting shareholder of Oaktree AIF Holdings, Inc.

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Banner Corporation (the “Company”). The principal executive offices of the Company are located at 10 South First Avenue, Walla Walla, Washington 99362.

Item 2.	Identity and Background.

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1) Oaktree Principal Fund V (Delaware), L.P., a Delaware limited partnership (the “PF V Fund”), whose principal business is investing in securities and obligations of other entities;

(2) Oaktree Fund GP, LLC, a Delaware limited liability company (“Oaktree Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds, including PF V Fund;

(3) Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree Fund GP I”), whose principal business is (i) to serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds, including Oaktree Fund GP, or (ii) to act as the sole shareholder of certain controlling entities of certain investments funds;

(4) Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of Oaktree Fund GP I;

(5) OCM Holdings I, LLC, a Delaware limited liability company (“Oaktree Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I and to hold limited partnership interests in Oaktree Capital I;

(6) Oaktree Holdings, LLC, a Delaware limited liability company (“Oaktree Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Oaktree Holdings I;

(7) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to serve as the holding company and controlling entity of each of the general partner and investment advisor of certain investment funds and separately managed accounts;

(8) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is the serve as, and perform the functions of, the manager of OCG and the general partner of Oaktree Capital Group Holdings, L.P. (“OCGH”);

(9) Oaktree FF Investment Fund AIF (Delaware), L.P., a Delaware limited partnership (the “AIF Fund” and, together with the PF V Fund, the “Investors”), whose principal business is investing in securities and obligations of other entities;

(10) Oaktree Fund AIF Series, L.P., a Delaware limited partnership (“Oaktree AIF”), whose principal business is to serve as, and perform the functions of, a general partner of alternative investment funds or other investment vehicles and to acquire, hold and dispose of securities;

(11) Oaktree Fund GP AIF, LLC, a Delaware limited liability company (“Oaktree GP AIF”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds;

(12) Oaktree Fund GP III, L.P., a Delaware limited partnership (“Oaktree GP III”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds, and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(13) Oaktree AIF Investments, L.P., a Delaware limited partnership (“Oaktree AIF Investments”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree GP III;

(14) Oaktree AIF Holdings, Inc., a Delaware corporation (“Oaktree AIF Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree AIF Investments and to hold limited partnership interests in Oaktree AIF Investments;

(15) OCGH, whose principal business is to act as a holding company of economic interests in various companies.

The entities described in the foregoing clauses (1) through (15) are collectively referred to as the “Reporting Persons”).  Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each Reporting Person and each Covered Person is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

On November 5, 2014, the Company, SKBHC Holdings LLC (“Holdings”) and Starbuck Bancshares, Inc. (“Starbuck”) entered into a Merger Agreement (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 1, 2015 (the “Closing Date”), Starbuck merged with a subsidiary of the Company (the “Merger”). Immediately following the Merger, Starbuck’s wholly owned subsidiary bank, AmericanWest Bank, a Washington state-chartered commercial bank, merged with and into the Company’s wholly owned subsidiary bank, Banner Bank, a Washington state-chartered commercial bank. Pursuant to the Merger Agreement, Holdings received, in exchange for all of the outstanding shares of Starbuck common stock, $130,000,000 in cash and 13,230,000 shares of Common Stock. The Investors were collectively a member of Holdings and as consideration for the Merger received an aggregate of 2,598,988 shares of Common Stock (the “Shares”) from the Company on the Closing Date.

Item 4.	Purpose of the Transaction.

The Investors and the other Reporting Persons acquired the Shares as merger consideration and for investment purposes pursuant to the Merger Agreement. The Investors intend to participate in the management of the Company through representation on the Company’s Board of Directors. For further information, see Items 2, 3 and 6 hereof, which are incorporated herein by reference.

The Investors and the Company have entered into a registration rights agreement with respect to the Company’s securities pursuant to which the Company has granted the Investors certain registration rights regarding the Company’s securities. See Item 6 and Annex B to Exhibit 2 to this Schedule 13D for further information.

The Reporting Persons will continuously evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional interests in securities of the Company will be acquired by the Investors or whether the Investors will dispose of shares of the securities of the Company. At any time, additional securities of the Company may be acquired or some or all of the securities of the Company beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, based upon, among other things, prevailing market prices of the securities of the Company.

Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the

Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Company, other shareholders of the Company or other third parties regarding such matters.

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Company at any time in the future.  The Reporting Persons reserve the right to acquire additional debt or equity securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

As of the date of this Schedule 13D, the Investors own an aggregate of 2,598,988 shares of Common Stock, of which 2,232,531 shares of Common Stock are owned directly by the PF V Fund and 366,457 shares of Common Stock are owned directly by the AIF Fund, constituting approximately 7.60% of the issued and outstanding Common Stock.

Oaktree Fund GP, in its capacity as the general partner of the PF V Fund, has the ability to direct the management of the PF V Fund’s business, including the power to vote and dispose of securities held by the PF V Fund; therefore, Oaktree Fund GP may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Company held by the PF V Fund.

Oaktree Fund GP I, in its capacity as the managing member of Oaktree Fund GP, has the ability to direct the management of Oaktree Fund GP’s business, including the power to direct the decisions of Oaktree Fund GP regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Fund GP I may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Company held by the PF V Fund.

Oaktree Capital I, in its capacity as the general partner of Oaktree Fund GP I, has the ability to direct the management of Oaktree Fund GP I’s business, including the power to direct the decisions of Oaktree Fund GP I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Capital I may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held by the PF V Fund.

Oaktree Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Holdings I may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held by the PF V Fund.

Oaktree Holdings, in its capacity as the managing member of Oaktree Holdings I, has the ability to direct the management of Oaktree Holding I’s business, including the power to direct the decisions of Oaktree Holdings I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Holdings may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held by the PF V Fund.

OCG, in its capacity as the managing member of Oaktree Holdings, has the ability to direct the management of Oaktree Holdings’ business, including the power to direct the decisions of Oaktree Holdings regarding the vote and disposition of securities held by the PF V Fund; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held by the PF V Fund.

OCGH GP, in its capacity as the manager of OCG, has the ability to direct the management of OCG’s business, including the power to direct the decisions of OCG regarding the vote and disposition of securities held by the PF V Fund, and, in its capacity as general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the AIF Fund; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held by the PF V Fund and the AIF Fund.

Oaktree AIF, in its capacity as the general partner of the AIF Fund, has the ability to direct the management of the AIF Fund’s business, including the power to vote and dispose of securities held by the AIF Fund; therefore, Oaktree Fund GP may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Company held by the AIF Fund.

Oaktree GP AIF, in its capacity as the general partner of Oaktree AIF, has the ability to direct the management of Oaktree AIF’s business, including the power to direct the decisions of Oaktree AIF regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree GP AIF may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Company held by the AIF Fund.

Oaktree GP III, in its capacity as the sole member Oaktree GP AIF, has the ability to direct the management of Oaktree GP AIF’s business, including the power to direct the decisions of Oaktree GP AIF regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree GP III may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Company held by the AIF Fund.

Oaktree AIF Investments, in its capacity as the general partner of Oaktree GP III, has the ability to direct the management of Oaktree GP III’s business, including the power to direct the decisions of Oaktree GP III regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree AIF Investments may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Company held by the AIF Fund.

Oaktree AIF Holdings, in its capacity as the general partner of Oaktree AIF Investments, has the ability to direct the management of Oaktree AIF Investments’ business, including the power to direct the decisions of Oaktree AIF Investments regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree AIF Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Company held by the AIF Fund.

OCGH, in its capacity as the sole voting shareholder of Oaktree AIF Holdings, has the ability to appoint and remove directors of Oaktree AIF Holdings and, as such, may indirectly control the decisions of Oaktree AIF Holdings regarding the vote and disposition of securities held by the AIF Fund; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held by the AIF Fund.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Investors, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Investors.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Company’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported in this Schedule 13D are based upon 34,192,300 shares of Common Stock outstanding as of the Closing Date after giving effect to the transactions contemplated by the Merger Agreement, as represented by the Company on October 2, 2015.

(c)

Other than the transactions described in Item 3, none of the Reporting Persons, and to the best of their respective knowledge, none of the Covered Persons has effected any transaction involving the Company’s Common Stock during the last 60 days from the date hereof.

(d)

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 5, 2014, pursuant to the Merger Agreement, the Company agreed to issue 2,232,531 shares of Common Stock to the PF V Fund and 366,457 shares of Common Stock to the AIF Fund at the closing of the Merger. For further information see Item 3 to this Schedule 13D, which is incorporated herein by reference.

Concurrently with the Merger Agreement, the Investors and the Company entered into an Investment Letter Agreement (the “Investment Agreement”) that creates certain obligations and rights for the parties thereto. Pursuant to the Investment Agreement, the Investors have agreed to comply, and ensure compliance by its subsidiaries and affiliates, with Federal banking regulator’s rules and regulations. If required by the staff of the Federal Reserve Board: (a) in connection with obtaining certain regulatory approvals in connection with the Merger, the Investors must promptly deliver to the Federal Reserve Board executed passivity and anti-association commitments; and (b) use its commercially reasonable efforts to promptly provide directly to the Federal Reserve Board or FDIC, as applicable, such information about the Investors as is reasonable and customary in connection with obtaining the certain regulatory approvals. Other than as required by (a) and (b) above, the Investors are not required to file any applications, notices, petitions or filings with, or seek any permits, consents or approvals, or authorizations from, any regulatory agency or governmental entity in connection with the Merger.

Under the Investment Agreement, the Investors are entitled to designate a person to serve on the Company’s Board of Directors (the “Board Designee”) for as long as the Investors continue to own in the aggregate at least 5% of the outstanding Common Stock and do not materially breach the Investor’s obligations under the Investment Agreement (the “Board Designee Rights Criteria”). The Board Designee must: (i) be reasonably acceptable to the Board of Directors of the Company; (ii) not be a person who is an officer or employee of Holdings or any of its subsidiaries as of the date of the Investment Agreement; (iii) satisfy all director qualifications reasonably required by the Company and agree to comply with all policies of the Company that apply to all nominees for the Board of Directors of the Company; and (iv) be eligible to serve on the Board of Directors of the Company under certain federal banking laws and regulations. So long as the Investors satisfy the Board Designee Rights Criteria, the Investors maintain the right to nominate an individual to be elected as a member of the Board of Directors of the Company. The initial Board Designee is subject to regulatory approval and will be appointed once such approval is obtained.

In connection with the Investment Agreement, the Investors were also granted certain registration rights (the “Registration Rights”). The Registration Rights grant the Investors three separate types of registration rights: (1) shelf registration rights; (2) demand rights; and (3) piggyback registration rights. The shelf registration rights require the Company, as promptly as practicable following the lockup termination date (30 days after the Closing Date), to file a shelf registration statement on Form S-3, if such Form is available. Under the demand rights, subject to certain timing and other customary restrictions, the holders of at least a majority of the outstanding registrable securities have the right to require the Company to file a registration statement for the sale of their Company shares in an underwritten offering. The piggyback registration rights require the Company to notify the Investors of its intention to undertake any securities offering for its own account (other than offerings under employee equity plans and mergers) or the account of other shareholders, and permit the Investors to include their registrable securities in the offering. A copy of the registration rights agreement is filed as Annex B to Exhibit 2 to this Schedule 13D.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Shares.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement and the Merger Agreement filed herewith as Exhibit 2 and Exhibit 3, respectively.

Item 7.	Material to be Filed as Exhibits.
	Exhibit 1:	Joint Filing Agreement dated as of October 7, 2015, by and among the Reporting Persons.
Exhibit 2:

Investment Letter Agreement, dated as of November 5, 2014, by and among the Company and the Investors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on November 12, 2014).

Exhibit 3:

Merger Agreement, dated as of November 5, 2014, by and among Holdings, Starbuck and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on November 12, 2014).

Exhibit 4:

Amendment to Merger Agreement, dated as of May 18, 2015, by and among Holdings, Starbuck and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on May 19, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2015

OAKTREE PRINCIPAL FUND V (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC, its general partner
By:	Oaktree Fund GP I, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC, its general partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE FF INVESTMENT FUND AIF (DELAWARE), L.P.

By:	Oaktree Fund AIF Series, L.P., its general partner

By:	Oaktree Fund GP AIF, LLC, its general partner

By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND AIF SERIES, L.P.

By:	Oaktree Fund GP AIF, LLC, its general partner

By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP AIF, LLC

By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP III, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE AIF INVESTMENTS, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description
Exhibit 1:	Joint Filing Agreement dated as of October 7, 2015, by and among the Reporting Persons.

Exhibit 2:

Investment Letter Agreement, dated as of November 5, 2014, by and among the Company and the Investors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on November 12, 2014).

Exhibit 3:

Merger Agreement, dated as of November 5, 2014, by and among Holdings, Starbuck and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on November 12, 2014).

Exhibit 4:

Amendment to Merger Agreement, dated as of May 18, 2015, by and among Holdings, Starbuck and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on May 19, 2015).

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz

General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Scott L. Graves	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Principal Fund V (Delaware), L.P.

The general partner of Oaktree Principal Fund V (Delaware), L.P. is Oaktree Fund GP, LLC.

Oaktree FF Investment Fund AIF (Delaware), L.P.

The general partner of Oaktree FF Investment Fund AIF (Delaware), L.P. is Oaktree Fund AIF Series, L.P.

Oaktree Fund AIF Series, L.P.

The general partner of Oaktree Fund AIF Series, L.P. is Oaktree Fund GP AIF, LLC.

Oaktree Fund GP AIF, LLC

The sole member of Oaktree Fund GP AIF, LLC is Oaktree Fund GP III, L.P.

Oaktree Fund GP III, L.P.

The general partner of Oaktree Fund GP III, L.P. is Oaktree AIF Investments, L.P.

Oaktree AIF Investments, L.P.

The general partner of Oaktree AIF Investments, L.P. is Oaktree AIF Holdings, Inc.

Oaktree AIF Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz

General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.